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Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in Part II, Item 1 ("Legal Proceedings").

Environmental Matters

The Company is subject to various federal, state and foreign laws and regulations which impose stringent requirements for the control and abatement of air and water pollutants and contaminants and the manufacture, transportation, storage, handling and disposal of hazardous substances, hazardous wastes, pollutants and contaminants.

In particular, under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and various other federal and state laws, a current or previous owner or operator of a facility may be liable for the removal or remediation of hazardous materials at the facility. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. In addition, pursuant to the Resource Conservation and Recovery Act ("RCRA") and state laws governing the generation, transportation, treatment, storage or disposal of solid and hazardous wastes, owners and operators of facilities may be liable for removal or remediation, or other corrective action at areas where hazardous materials have been released at a facility. The costs of removal, remediation or corrective action may be substantial, and the presence of hazardous materials in the environment at any of the Company's facilities, or the failure to abate such materials promptly or properly, may adversely affect the Company's ability to operate such facilities. CERCLA and analogous state laws also impose liability for investigative, removal and remedial costs on persons who dispose of or arrange for the disposal of hazardous substances at facilities owned or operated by third parties. Liability for investigative, removal and remedial costs under such laws is retroactive, strict, and joint and several.

The Clean Air Act and similar state laws govern the emission of pollutants into the atmosphere. The Federal Water Pollution Control Act and similar state laws govern the discharge of pollutants into the waters of the United States. RCRA and similar state laws govern the generation, transportation, treatment, storage, and disposal of solid and hazardous wastes. Finally, the Toxic Substances Control Act regulates the manufacture, processing, and distribution of chemical substances and mixtures, as well as the disposition of certain hazardous substances. The costs of compliance with such laws and regulations promulgated thereunder may be substantial, and regulatory standards under such statutes tend to evolve towards more stringent requirements, which might, from time-to-time, make it uneconomic or impossible to continue operating a facility. Non-compliance with such requirements at any of the Company's facilities could result in substantial civil penalties or the inability of the Company to operate all or part of the facility.

In addition, certain state and federal laws govern the abatement, removal, and disposal of asbestos-containing materials and the maintenance of underground storage tanks and equipment which contains or is contaminated by polychlorinated biphenyls.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in Note 2 to Part I, Item 1 ("Notes to Consolidated Financial Statements").

During 1999 the Company completed the following acquisition and disposition transactions:

On January 25, 1999, the Company acquired assets of the Nottingham Company's industrial minerals product line for $4.0. The purchase price exceeded the fair value of the identifiable assets acquired by $0.5, which will be amortized on a straight-line basis over a period of up to 40 years. The acquired business was integrated into the Company's Water and Industrial Process Chemicals segment.

On August 11, 1999, the Company acquired assets of the BOC Gases' global phosphine fumigants product line for $3.5. The purchase price exceeded the fair value of the identifiable assets acquired by $1.2, which will be amortized on a straight-line basis over a period of up to 20 years. The terms of the acquisition provide for up to two additional payments aggregating up to $1.0 to be paid upon approval by the U.S. Environmental Protection Agency of certain fumigant registrations and for additional consideration to be paid if the acquired product line's net sales exceed certain targeted levels. The contingency for payment of $0.3 of additional consideration was met during the first quarter of 2000 and was recorded as additional goodwill. All additional payments are payable in cash and will be recorded as additional goodwill when the contingencies for payment have been met. The acquired business was integrated into the Company's Water and Industrial Process Chemicals segment.

On September 16, 1999, the Company acquired Inspec Mining Chemicals S.A. from Laporte plc for $25.1, net of $0.8 cash received. The purchase price exceeded the fair value of the identifiable assets acquired by $19.0, which will be amortized on a straight-line basis over a period of up to 40 years. The acquisition, which included two manufacturing operations and a research and development center located in Chile, was integrated into the Company's Water and Industrial Process Chemicals segment.

On October 29, 1999, the Company acquired the amino coatings resins business of BIP Limited for approximately $37.2 in cash plus future consideration with a value equivalent to approximately $8.3. The purchase price exceeded the fair value of the identifiable assets acquired by $36.7, which will be
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amortized on a straight-line basis over a period of up to 40 years. The acquired business was integrated into the Company's Performance Products segment. BIP will retain its manufacturing plant in Oldbury, United Kingdom, where it will continue to manufacture certain amino coatings resins for Cytec for at least one year.

All four acquisitions have been recorded under the purchase method of accounting with the purchase prices allocated to the assets received and liabilities assumed, based on their estimated fair values. The results of operations for the acquired businesses are included from the dates of acquisition in the Consolidated Financial Statements. Amounts recorded as excesses of the purchase price over the identifiable assets acquired ("goodwill") are included in Acquisition Intangibles in the Consolidated Balance Sheet. Goodwill, net of accumulated amortization, totaled $343.9 at December 31, 1999. Consolidated results of operations for 1999 or 1998 would not have been materially different if any of the acquisitions had occurred on January 1, 1998. Accordingly, pro forma sales, net earnings and earnings per share disclosures have not been provided.

On January 21, 1999, the Company sold substantially all of the assets of its engineered molding compounds business, excluding land, buildings and one product line to Rogers Corporation of Manchester, Connecticut, for $4.3.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in Part I, Item 3 ("Quantitative and Qualitative Disclosures About Market Risk").

The following discussion provides forward-looking quantitative and qualitative information about the Company's potential exposures to market risk arising from changes in foreign currency rates, commodity prices, interest rates and equity price changes. Actual results could differ materially from those projected in this forward-looking analysis.

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, the Company is exposed to various market risks, including fluctuations in foreign currency rates, commodity prices and interest rates. To manage the exposure related to these risks, the Company may engage in various derivative transactions in accordance with Company-established policies. The Company neither holds nor issues financial instruments for trading or speculative purposes. Moreover, the Company enters into financial instrument transactions primarily with major financial institutions or highly-rated counterparties, thereby limiting exposure to credit- and performance-related risks.
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Foreign Exchange Rate Risk
--------------------------

The risk of adverse exchange rate fluctuations is mitigated by the fact that there is no concentration of foreign currency exposure. In addition, the Company enters into foreign exchange forward contracts primarily to hedge currency fluctuations of transactions denominated in foreign currencies. At December 31, 1999, the principal transactions hedged were short-term intercompany loans and intercompany trade accounts receivable and payable. The maturity dates of the foreign exchange contracts are less than six months and strongly correlate to the maturity date of the underlying transaction. The foreign exchange gains or losses and the offsetting losses or gains of the hedged transaction are marked to market and reflected in net earnings.

At December 31, 1999, the Company had net foreign exchange contracts to purchase $6.5 of various currencies, primarily Dutch guilders and German marks and to sell $5.8 of various currencies, primarily British pounds for U.S. dollars. The Company also had contracts to sell Dutch guilders with a value equivalent to $13.4 for British pounds and contracts to purchase Norwegian krone with a value equivalent to $4.3 for other European currencies. The differences between fair value of all outstanding contracts at year-end and the contract amounts were immaterial. Assuming that year-end exchange rates between the underlying currencies of all outstanding foreign exchange contracts and the various hedged currencies were to adversely change by a hypothetical 10%, the change in the fair value of all outstanding contracts at year-end would be a decrease of approximately $3.4. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

Commodity Price Risk
--------------------

The Company selectively utilizes natural gas derivative contracts including forward contracts, which are principally settled through actual delivery of the physical commodity, and other hedging arrangements, predominantly cash-settled swap transactions, to manage its exposure to price risk associated with the production of ammonia and other building block chemical products. The maturity of these contracts correlate highly to the actual purchases of the commodity and have the effect of securing predetermined prices that the Company pays for the underlying commodity. While these contracts are structured to limit the Company's exposure to increases in commodity prices, they also limit the potential benefit the Company might have otherwise received from decreases in commodity prices. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract, with amounts paid or received on early termination deferred on the balance sheet until such time.

At December 31, 1999, the Company had $2.8 net natural gas forward commodity and cash-settled swap contracts outstanding. Based on year-end prices, the Company had a net unrealized loss of $0.4. Assuming that year-end prices were to adversely change
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by a hypothetical 10%, the incremental increase in cost of goods sold would be approximately $0.2.

Interest Rate Risk
------------------

At December 31, 1999, the financial liabilities of the Company exposed to changes in interest rates consisted primarily of long-term debt, which had a carrying value of $422.5 (fixed rate public debt of $319.5 and variable rate credit facility borrowings of $103.0) and a fair value of approximately $399.1. Additionally the Company was party to two interest rate swap agreements that effectively change the characteristics of the long-term debt. One of the interest rate swap agreements converts $25.0 of the Company's $319.5 fixed rate public debt to variable rate debt and the other interest rate swap agreement converts $20.0 of variable rate credit facility borrowings to fixed rate interest obligations. For fixed rate debt, interest rate changes affect fair value but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect fair value but do impact the future earnings and cash flows, assuming other factors are held constant.

At December 31, 1999, after adjusting for the effects of interest rate swap agreements, the Company had fixed rate long-term debt of $314.5 and variable rate long-term debt of $108.0. Assuming a hypothetical increase of 1% in interest rates and all other variables (such as debt levels) were to remain constant, interest expense on variable rate long-term debt would increase $1.1 per year and the fair market value of the fixed rate long-term debt would decrease $12.5.

Equity Price Risk
-----------------

In connection with the Company's stock repurchase program, the Company selectively utilizes freestanding put option contracts that are indexed to the Company's stock. In lieu of purchasing the shares from the put option holders, the Company has the right to elect settlement by paying the holders of the put options the excess of the strike price over the then market price of the shares in either cash or additional shares of the Company's common stock, (i.e., net cash or net share settlement). The put option contracts are initially measured at fair value and reported in Stockholders' Equity. Subsequent changes in fair value are not recognized in the financial statements.

At December 31, 1999, the Company had 450,000 put options outstanding that expire on various dates in February and April 2000 and entitled the holders to sell an aggregate of 450,000 shares of the Company's common stock to the Company at exercise prices ranging from $21.00 to $22.125 per share. The Company received premiums of approximately $0.5 on the sale of such put options. The put options outstanding at December 31, 1999, had exercise prices that were less than the Company's stock price as of that date. Assuming that the Company's stock price were to adversely change by a hypothetical 10% or greater from its year-end closing price, the Company could be subject to purchasing the 450,000 shares of common stock for a maximum of $9.6, which would be recognized as an adjustment to Stockholders' Equity.